Nixon Peabody LLP

100 Summer Street

Boston, Massachusetts 02110-2131

William E. Kelly

Direct Dial: (617) 345-1195

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November 9, 2007

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Jeffrey Riedler, Assistant Director

Re:	NaturalNano, Inc.

Preliminary Information Statement on Schedule 14C

Filed October 30, 2007

File No. 0-49901

Ladies and Gentlemen:

On behalf of NaturalNano, Inc. (the “Company”), we are submitting for filing, pursuant to the Securities Exchange Act of 1934, an Amendment to the above-referenced Information Statement on Schedule 14C/A (the “Information Statement”). This filing has been marked to show changes from the preliminary Information Statement filed on October 30, 2007.

This Amendment contains changes in response to comments to the preliminary Information Statement made in a letter to Dr. Cathy A. Fleischer, the President of the Company, dated November 8, 2007 from Jeffrey Riedler, Assistant Director. The responses of the Company to Mr. Riedler’s comments are set forth below and are keyed to the sequential numbering of the comments contained in Mr. Riedler’s letter.

Information Statement – Consent Action by Stockholders Without a Meeting

1.

On the information statement’s cover page, you state that the amendment to the articles of incorporation will, in relevant part, “provide option and grant holders specific rights to approve any waivers or amendments to their rights.” However, the amendment’s actual language, which is included in Appendix A and in the discussion of Proposal 2, gives this voting right only to “the holders of ....a designated class or classes of capital stock of the corporation.”

•

Since options and warrants are not “capital stock,” it appears that the description of Proposal 2 on the cover page does not accurately reflect the actual proposal. Please revise the description so it is in accordance with the proposal.

Securities and Exchange Commission

November 9, 2007

•

If you intend to interpret the amendment to the articles of incorporation as authorizing option and warrant holders to vote, please provide us with an analysis under state law justifying this interpretation.

In response to this comment, the Company has revised its description of the amendment to its Articles of Incorporation on the cover page to describe the amendment more accurately. The Company does not intend to interpret the amendment as authorizing holders of options or warrants to vote at meetings of stockholders or otherwise to exercise any of the rights of stockholders with respect to the unissued shares of capital stock underlying such derivative securities. The purpose of the amendment is merely to confirm that the Company’s Board of Directors, in issuing options, warrants or other derivative securities, may, if it so wishes, provide that any or all of the terms thereof may not be waived or amended or that an amendment of such derivative securities or of any specified portion thereof, or the waiver of any specified provisions thereof, may be made only with the consent of stockholders (or a designated class or group thereof).

Proposal 2: Approval of an Amendment to the NaturalNano, Inc. Articles of Incorporation

2.	We note you seek to increase the authorized shares of common stock from 200,000,000 to 300,000,000. You also list various potential uses for the additional shares.
•	Please include a definitive statement as to whether or not the company currently has any plans to issue any of the shares that would be authorized through this proposal.
•

If the company has any plans to issue any of the shares, please describe the plans to the extent they have been determined, and quantify the approximate number of shares associated with each such plan.

•

It should be clear from your revised discussion how many shares you currently have authorized, outstanding, reserved for issuance, and available for issuance. It should also be clear, to the extent the company has determined, how many shares may be issued pursuant to plans the company currently has. Please revise your document accordingly.

In response to this comment, the Company has added to the Information Statement at page 8 disclosure, in tabular format, regarding the number of shares currently authorized, outstanding, reserved for issuance under existing plans, non-plan options, warrants and convertible debt, and available for future issuance. The Company has also added disclosure in tabular format regarding the application of the additional shares being authorized by the amendment to its Articles of Incorporation.

The Company has also added disclosure confirming that, except for the 10,000,000 share increase in the number of shares available under the 2007 Stock Plan, it has no current plans to issue any of the shares that would be authorized through the amendment.

Securities and Exchange Commission

November 9, 2007

This Amendment also updates and clarifies certain information contained in the preliminary Information Statement filed on October 30, 2007.

Separately, the Company is providing a written statement making the acknowledgements requested in Mr. Riedler’s letter.

Securities and Exchange Commission

November 9, 2007

If the Staff requires any further information, please contact the undersigned at (617) 345-1195.

Very truly yours,

/s/William E. Kelly

William E. Kelly

cc:	Gregory S. Belliston, Esq. (Division of Corporation Finance)

Mr. Kent A. Tapper (CFO)

Dr. Cathy A. Fleischer (President and CTO)